EXHIBIT (a)(2)

ADDITIONAL INFORMATION
REGARDING THE CASH ELECTION RIGHT

This document contains additional information regarding the cash election right described in the accompanying letter to TRW option holders. Please carefully read the information contained in and accompanying this document, and any documents incorporated by reference in these materials, before deciding whether to elect to have your TRW options canceled in exchange for cash.

Questions and Answers about the Cash Election Right

Q:    Why is TRW providing me this cash election right?

A:     The merger agreement provides that at the effective time of the merger, each TRW stock option issued under TRW’s stock option and long-term incentive plans which is outstanding at the time of the merger will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock. TRW and Northrop Grumman agreed in the merger agreement to allow holders of TRW options to cancel those options in exchange for cash, subject to certain conditions, in lieu of having those options converted into Northrop Grumman options. TRW and Northrop Grumman agreed to make the cash election right available to permit option holders the alternative to either voluntarily elect to receive cash in connection with the cancellation of TRW options or to retain those options and have them assumed and converted into options to purchase Northrop Grumman common stock in connection with the merger.

Q:    What will I receive if I exercise the cash election right?

A:    If you exercise your cash election right, each TRW option as to which the cash election right is exercised will be canceled in exchange for an amount in cash equal to the amount by which:

•	the TRW Trading Price described below multiplied by the number of shares of TRW common stock subject to the TRW option for which the cash election is made,

    exceeds

•	the aggregate exercise price for all shares of TRW common stock subject to the TRW option for which the cash election is made.

All cash amounts will be reduced by any amounts withheld for taxes under applicable tax law.

If you exercise your cash election right with respect to options granted on a particular grant date and the exercise price for the options granted on that particular grant date exceeds the TRW Trading Price, the election with respect to those particular options will not be recognized, and at the effective time of the merger (assuming those options are outstanding at the time of the merger), those options will be converted into Northrop Grumman stock options notwithstanding your election.

Q:    Where is the cash paid coming from?

A:    TRW is paying all cash amounts from cash on hand. Northrop Grumman will not pay, or reimburse TRW for, any cash amounts.

Q:    How is the TRW Trading Price calculated?

A:    The TRW Trading Price will be the average of the closing sale prices per share of TRW common stock on the New York Stock Exchange, as reported in the Wall Street Journal, for the five consecutive trading days ending on (and including) the second trading day prior to the closing of the merger. The cash election period is scheduled to expire on the same date that TRW anticipates that the merger described in the joint proxy statement/prospectus accompanying this letter will become effective. If the effective time of the merger is later than December 11, 2002, TRW will extend the cash election period so that it expires on the same date that the merger is completed.

Georgeson Shareholder Communications Inc., TRW’s information agent for the cash election right, will provide sample calculations of the TRW Trading Price from the date these materials are first mailed to option holders until the final TRW Trading Price is determined. The sample TRW Trading Price will be updated daily, and will be determined by computing the average of the closing sale prices of a share of TRW Common Stock for the five trading days ending on (and including) the second trading day before the date that an option holder calls in for the sample TRW Trading Price. Option holders can access these sample TRW Trading Price calculations (and information regarding the final TRW Trading Price, once it has been determined) by calling Georgeson at (866) 454-5142. This information will also be available over the internet daily at www.trw.com/cashelectioninfo. It is important to note that these sample calculations will be based on closing sale prices that will vary from day to day, and therefore the final TRW Trading Price may be significantly different than the sample TRW Trading Price provided by Georgeson or on the Internet for any specific day.

Q:    If I want to exercise my cash election right, do I have to accept the cash election for all of my options?

A:    If all of your options were granted on the same date, you must either exercise or not exercise the cash election for all of your outstanding options. However, if you were granted options on different dates, you may exercise the cash election with respect to all of your TRW options granted on one or more specific dates, and not exercise the cash election right with respect to your TRW options granted on other dates. You cannot exercise the cash election for some outstanding TRW options granted on a particular date and not exercise it for other TRW options granted on that same date. If you want to exercise your cash election right with respect to the options granted on a specific date, you must complete the election form with respect to those options. You do not have to do anything if you do not want to exercise the cash election as to any specific grant date options.

Q:    Can I exercise the cash election for outstanding options that have not vested?

A.    Yes, you can accept the cash election for both vested and unvested options as long as your options have not expired or otherwise terminated on or prior to the expiration of the cash election period.

Q:    Can I exercise my options during the cash election period?

A:    Yes, if those options have vested. However, once exercised, an option is no longer outstanding and you will not receive cash for those options even if you exercise the cash election right for those options. If, during the cash election period, you exercise some of the outstanding options granted on a particular grant date and also make the cash election with respect to the options granted on that date, the cash election will apply only to the options that remain outstanding at the expiration of the cash election period and at the effective time of the merger.

Q:    Where should I send the election form?

A:    If you want to exercise your cash election right, you must complete and sign the back of the election form and return it in the return envelope provided or send it by mail or courier to Corporate Election Services, at 200 Corporate Center Drive, Suite 175, Moon Township, PA 15108. You can also fax your completed election form to Corporate Election Services at (412) 299-9191.

Q:    What is the deadline for exercising my cash election right?

A:    You may elect to have your options canceled in exchange for cash at any time during the cash election period, which is scheduled to expire at 4:00 p.m. New York City time on December 11, 2002, unless extended.

TRW may in its discretion extend the cash election period by announcing the new expiration date no later than 9:00 a.m. New York City time on the day after the cash election period previously was scheduled to expire. TRW has scheduled the expiration of the cash election period to occur on the same date that it anticipates that the merger described in the joint proxy statement/prospectus accompanying this letter will become effective. If the effective time of the merger is later than December 11, 2002, TRW will extend the cash election period so that it expires on the same date that the merger is completed.

TRW reserves the right to terminate the cash election right prior to the expiration of the cash election period and not accept any cash elections made prior to such termination:

•	if the merger agreement is terminated;

•
if TRW or Northrop Grumman reasonably determines that there is an undue risk that the cash election right could be deemed a tender offer for securities of the same class of securities as TRW common stock;

•	if any law or regulation makes the cash election right illegal or otherwise prohibited; or

•	if any judgment, injunction, order or decree enjoins TRW from providing the cash election right or accepting cash elections.

Q:    What happens if I exercise the cash election right, but my options terminate during the cash election period?

A:    Your options will terminate and the cash election right will not apply to those terminated options. The cash election right only applies to TRW options that are outstanding at the expiration of the cash election period and the effective time of the merger, which will be scheduled to occur on the same date. If TRW extends the election period, TRW will have no liability or other obligation relating to TRW options that expire by their terms during the extension period.

Q:    What happens if the merger with Northrop Grumman does not occur?

A:    The cash election right is subject to the completion of the merger described in the joint proxy statement/prospectus accompanying these materials. If the merger is not completed, all cash elections made will be deemed ineffective and all TRW options will remain subject to their current terms.

Q:    Does the cash election right apply to restricted stock, restricted stock units, stock appreciation rights or critical skill stock unit grants?

A:    No. The cash election right only applies to stock options issued pursuant to TRW’s stock option plans and long-term incentive plans.

Q:    When will I receive my cash if I make a cash election?

A:    If the merger with Northrop Grumman is completed, you will receive from TRW a letter and a check for the cash paid in exchange for your canceled options, less withholding taxes, promptly following the expiration of the cash election period.

Q:    Where will the cash be sent?

A:    To your address that appears on TRW’s stock option records, which is the address that appears on the enclosed election form. If the address on the election form is incorrect, you should contact TRW Shareholder Services at (216) 291-7654, or mark the correct address on your returned election form.

Q:    What happens to my options if I do not exercise the cash election right?
A:    If you choose not to exercise your cash election right, upon the closing of the merger, any unvested TRW options will vest and all of your outstanding TRW options will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock. The number of shares of Northrop Grumman common stock issuable upon exercise of each assumed TRW option will be equal to

•	the number of shares of TRW common stock issuable upon exercise of the TRW option prior to the effective time of the merger multiplied by

•	the exchange ratio used in exchanging shares of TRW common stock for shares of Northrop Grumman common stock in the merger.

The exercise price for such assumed TRW options will be equal to

•	the exercise price in effect for the TRW options prior to the effective time of the merger divided by

•	the exchange ratio used in exchanging shares of TRW common stock for shares of Northrop Grumman common stock in the merger.

Although your options will be fully vested and exercisable for Northrop Grumman common stock following the merger, the other terms and conditions governing your TRW options will be unaffected. As the merger will constitute a change in control of TRW, under the terms of the agreements governing your options, all your options outstanding at the effective time of the merger will remain fully exercisable for the remaining period of their original ten-year term. Therefore, even if your employment with TRW terminates following the merger, you will have the remaining portion of the original ten-year term to exercise any options outstanding at the effective time of the merger. In addition, if your employment has terminated prior to the closing of the merger and you have vested options that remain outstanding at the effective time of the merger, those vested options will be exercisable for the remaining portion of the original ten-year term.

Q:    Can I cancel a cash election?

A:    Yes. Cash elections may be canceled by written notice to Corporate Election Services at 200 Corporate Center Drive, Suite 175, Moon Township, PA 15108 at any time until the expiration of the cash election period or at any time after January 9, 2003, which is 40 business days after the date the cash election right commenced, if the options have not been canceled in exchange for cash by that time. You can also fax your cancellation notice to Corporate Election Services at (412) 299-9191. A notice of cancellation of election form is included with these materials.

Q:    What do I need to do if I do not want to exercise my cash election right as to any of my options?

A:    Nothing. You should not return the election form or take any other action if you decide not to exercise your cash election right.

Q:    What are the U.S. federal income tax consequences of making a cash election?

A:    Amounts payable to U.S. option holders who elect to have their options canceled in exchange for cash will be taxed as ordinary compensation income in the year received. That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any. Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them.

Q:    What are the U.S. federal income tax consequences of not making a cash election?

A:    TRW options that are not canceled in exchange for cash pursuant to a cash election and which are outstanding at the time the merger with Northrop Grumman is completed will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock. The option holders will not recognize gain or loss for U.S. tax purposes upon the assumption of TRW options by Northrop Grumman pursuant to the merger agreement. Upon the exercise of such options, an option holder will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Northrop Grumman common stock received upon exercise over the exercise price of the options. That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any. Any gain or loss upon a subsequent sale or exchange of the shares of Northrop Grumman common stock will generally be capital gain or loss, either long-term or short-term, depending on the holding period for the shares. Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them.

Q:    If I do not make a cash election for all my options, will I be able to exercise my options to purchase Northrop Grumman common stock immediately after the merger?

A:    No. Upon the merger, the stock option records will need to be reconciled to reflect cash elections and option exercises and to adjust the number and exercise price of the converted options based on the exchange ratio. TRW currently expects that the options will not be available for exercise beginning 4:00 p.m. New York City time on December 10, 2002 until approximately five business days after the merger is completed.

Q:    Where can I get more information about the cash election right?

A:    You can contact Georgeson Shareholder Communications Inc., TRW’s information agent, toll free at (866) 454-5142.

TRW Options

As of October 31, 2002, there were 11,896,233 outstanding options to purchase TRW common stock issued pursuant to TRW’s employee stock option plans and long-term incentive plans with a weighted average exercise price of $48.22 per share. Assuming that the cash election right is exercised as to all of those outstanding options, and the TRW Trading Price was $60, TRW would pay approximately $140 million to cancel all of those options. All TRW options have an expiration date. The cash election right applies only to those TRW options that are outstanding at the time the cash election right, as it may be extended, expires and it must be exercised as to all of an option holder’s TRW options granted on a specific grant date or none of them. If a TRW option holder was granted options on different dates, a cash election may be made with respect to all of the option holder’s TRW options granted on one or more specific dates and not made with respect to TRW options granted on other dates. In no case, however, will cash elections with respect to only some of the outstanding options granted on a specific grant date be effective or accepted. For your convenience, the enclosed election form includes the number of TRW options and the corresponding exercise price for each option grant that you received that was outstanding as of October 31, 2002. Please note that TRW’s records as to the number of outstanding options govern, and if your options have terminated or the information contained on such election form is incorrect for any reason, TRW’s records and not the enclosed election form will govern.

Canceling Cash Elections

A cash election made by an option holder may be canceled at any time until the expiration of the cash election period or at any time after January 9, 2003, which is 40 business days after the date the cash election right commenced, if the options have not been accepted for cancellation in exchange for cash by that time. In order to cancel a cash election, the option holder must send a written notice canceling the election to Corporate

Election Services, 200 Corporate Center Drive, Suite 175, Moon Township, PA 15108 or by fax to Corporate Election Services at (412) 299-9191. A notice of cancellation of election form is included with these materials.

Cancellation notices must be signed exactly as the option holder’s name appears on the option agreement or other document evidencing the option grant. Executed cancellation notices from trustees, executors, administrators, guardians, attorneys-in-fact or other persons acting in a fiduciary or representative capacity must include the signing person’s full title and must be submitted with proper evidence of the authority to act in the fiduciary or representative capacity. Cancellation notices cannot be rescinded after delivery, but new cash elections can be made with respect to the options by returning a properly completed and signed election form before the cash election period expires.

Payment and Calculation of Cash Amounts

TRW will send a letter to each holder of TRW options who makes a cash election promptly after the cash election period expires. The letter will include a check in U.S. dollars representing payment in full for all options canceled in exchange for cash and a statement specifying:

•	the number of options canceled in exchange for cash;

•	the exercise price of those options; and

•	how the cash amount paid was calculated.

All cash amounts paid will be net of any amounts withheld for taxes under applicable law.

Price Range for Underlying Stock

TRW common stock is listed and traded on a number of United States and foreign stock exchanges. These exchanges, as well as high and low trading prices and dividend information for TRW common stock and Northrop Grumman common stock for the past several years and through a recent date, are included in the section entitled “COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION” on page 26 of the accompanying joint proxy statement/prospectus. Holders of TRW options are encouraged to obtain current market information before deciding whether to make a cash election with respect to their options.

Interests of Directors, Officers and Others

Any TRW officer or director who holds TRW options is entitled to make the same cash election with respect to their options to purchase TRW common stock issued under TRW’s employee stock option and long-term incentive plans as is offered to other holders of such options. TRW’s board of directors has not been advised whether TRW’s officers or directors have decided to make, or not to make, such an election.

Additional information about the interests of TRW’s executive officers and directors in the acquisition of TRW by Northrop Grumman, including the numbers of options held by such person as of a recent date, is included in the sections entitled “SUMMARY—Interests of TRW Directors and Executive Officers in the Merger,” “THE MERGER—Interests of TRW Directors and Executive Officers in the Merger” and “BENEFICIAL OWNERSHIP OF TRW COMMON STOCK—Security Ownership of TRW Management” on pages 10, 77 and 115 of the accompanying joint proxy statement/prospectus.

Neither TRW nor, to TRW’s knowledge and except as otherwise disclosed in these materials relating to the cash election right, any of TRW’s directors or executive officers, or any affiliates of such persons, had any transactions involving TRW options or TRW common stock issuable upon the exercise of such options during the 60 days prior to the date of this document.

Donald C. Winter, an executive officer of TRW, gifted 200 shares on September 18, 2002.

TRW maintains an Employee Stock Ownership and Savings Plan (the “401(k) Plan”) through which employees may make contributions through automatic payroll deduction to one or more of eighteen investment funds, including the TRW Stock Fund that is comprised of TRW common stock. The transactions listed below set forth the details of purchases of TRW common stock for the account of certain executive officers during the 60 days prior to the date of this document.

	Date of Transaction	Nature of Transaction	Number of Common Shares	Purchase Price
W. G. Bush	9/16/2002	Dividend Reinvestment	11.4	$59.16
T. W. Hannemann	9/16/2002	Dividend Reinvestment	12.0	$59.16
H. V. Knicely	9/16/2002	Dividend Reinvestment	22.8	$59.16
W. B. Lawrence	9/16/2002	Dividend Reinvestment	12.6	$59.16
G. C. Roman	9/16/2002	Dividend Reinvestment	0.6	$59.16
R. H. Swan	9/16/2002	Dividend Reinvestment	2.1	$59.16
D. C. Winter	9/16/2002	Dividend Reinvestment	35.5	$59.16

TRW maintains a Dividend Reinvestment Plan (the “DRIP”) through which shareholders may have cash dividends declared on TRW common stock automatically reinvested in shares of TRW common stock. The transactions listed below set forth the details of purchases of TRW common stock through the DRIP during the 60 days prior to the date of this document for the account of Directors who are participants in the DRIP.

	Date of Transaction	Number of Common Shares	Purchase Price
M. Feldstein	9/16/2002	7.0	$59.20
R. M. Gates	9/16/2002	3.5	$59.20
G. H. Heilmeier	9/16/2002	6.9	$59.20
D. B. Lewis	9/16/2002	1.7	$59.20

Non-employee Directors are paid monthly a base annual retainer of $80,000, fifty percent of which is automatically deferred into shares of TRW common stock under TRW’s Deferred Compensation Plan for Non-Employee Directors (the “Deferred Compensation Plan”). The deferred common stock is held in a rabbi trust (the “Trust”) for the Directors’ benefit and cash dividends payable on shares held in the Trust are automatically reinvested in shares of TRW common stock through the DRIP. On the first business day of every month, the cash deferral is made and the trustee purchases shares of TRW common stock for the benefit of each non-employee Director. Common stock held in the Trust for the account of each non-employee Director will be distributed to each such Director after he or she ceases to hold office as a Director. The transactions listed below set forth the details of purchases of TRW common stock made by the trustee during the 60 days prior to the date of this document.

Nature of Transaction	Date of Transaction	Number of Common Shares	Purchase Price
Dividend Reinvestment	9/16/2002	110.7	$59.20
Monthly Cash Deferral	10/1/2002	625	$58.71
Monthly Cash Deferral	11/1/2002	697	$52.65

Except for outstanding options to purchase common stock granted from time to time to certain TRW employees and non-employee directors, pursuant to TRW option plans and long-term incentive plans, and except as described in the materials relating to the cash election right or the accompanying joint proxy statement/prospectus, neither TRW nor, to TRW’s knowledge, any of TRW’s affiliates, directors or officers is a party to any contract, arrangement, understanding or relationship with any person relating, directly or indirectly, to any TRW securities, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of TRW securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Certain Material U.S. Federal Income Tax Consequences

The following summary of certain United States federal income tax consequences to both option holders who make the cash election and those who do not is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations, judicial authorities and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This tax discussion is included for general information only. The tax consequences of making a cash election or not making a cash election may vary depending upon, among other things, the particular circumstances of the person in question. This discussion assumes that all TRW options have been granted to option holders in connection with the performance of services and that none of the TRW options constitute incentive stock options under the Internal Revenue Code of 1986, as amended. Except for the summary provided below with respect to certain issues related to TRW’s French qualified stock option plan, no information is provided herein as to the state, local or foreign tax consequences of making or not making a cash election. Option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them.

U.S. Federal Income Tax Consequences to Option Holders Who Make Cash Election.    Amounts payable to option holders who elect to have their options canceled in exchange for cash will be taxed as ordinary compensation income in the year received. That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any.

U.S. Federal Income Tax Consequences to Option Holders Who Do Not Make Cash Election.    TRW options that are not canceled in exchange for cash pursuant to a cash election and which are outstanding at the time that the acquisition by Northrop Grumman of TRW is completed will be assumed by Northrop Grumman and become exercisable for shares of Northrop Grumman common stock. The option holders will not recognize gain or loss upon the assumption of TRW options by Northrop Grumman pursuant to the merger agreement. Upon the exercise of such options, an option holder will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Northrop Grumman common stock received upon exercise over the exercise price of the options. That income will be subject to withholding of income, FICA (as appropriate) and Medicare taxes and other applicable employment taxes, if any. Any gain or loss upon a subsequent sale or exchange of the shares of Northrop Grumman common stock will generally be capital gain or loss, either long-term or short-term, depending on the holding period for the shares.

Consequences Relating to the TRW French Qualified Stock Option Plan

All option holders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them. However, because TRW has established a qualified French option plan, TRW specifically notes that if you are a French option holder, you should consider the tax consequences of making a cash election. If your grant agreement is entitled “Stock Option Agreement Qualified Under the Laws of France,” your existing options were granted as part of a French sub-plan for qualified options (“French Qualified Options”). If the holding period and other requirements for French Qualified Options have been (or will be) met, your options have favorable income tax and social insurance treatment (e.g., income tax normally due on the spread upon exercise of the non-qualified option is deferred in the case of French Qualified Options until time of sale of the underlying shares at reduced rates, and no social security contributions are due). However, if you decide to make a cash election with respect to your existing French Qualified Options, you will forfeit the capital gain tax treatment and social insurance exemption attached to your existing French Qualified Options. The cash received will be treated as additional compensation subject to income tax at progressive rate and to the employer and employee’s portion of social insurance contributions.

If you do not make a cash election with respect to French Qualified Options, TRW believes that the options will continue to maintain qualified status following their conversion to Northrop Grumman options. TRW expects this favorable treatment to be confirmed by the new regulations that the French tax authorities are expected to issue by the end of 2002 or early in 2003. If the new regulations do not address or confirm this treatment, TRW and Northrop Grumman have agreed to submit a request to the French tax authorities. If this favorable treatment does not apply, the French Qualified Options will lose the capital gain tax treatment and social insurance exemption even if you do not make the cash election.

Other Plans or Proposals

Except as described in these materials relating to the cash election right or in connection with the proposed acquisition of TRW by Northrop Grumman described in the accompanying joint proxy statement/prospectus, TRW has no plans or proposals which relate to or would result in:

•	the acquisition by any person of any TRW securities or the disposition of any TRW securities, other than any employee stock purchase or incentive compensation plans;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TRW or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of TRW’s or any of its subsidiaries’ assets;

•	any material change in TRW’s present dividend rate or policy, or TRW’s indebtedness or capitalization;

•	any change in TRW’s present board of directors or management;

•	any other material change in TRW’s corporate structure or business;

•
any class of TRW equity securities being delisted from a national securities system or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of TRW equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of TRW’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of TRW, or the disposition of securities by TRW; or

•	any changes in TRW’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of TRW.

Accounting Treatment

If the cash election is made with respect to all outstanding options and all such options are canceled in exchange for cash, a compensation charge of approximately $140 million will be reflected in TRW’s consolidated financial statements for the quarter in which the options are so canceled. This estimate is based on the total number of TRW options outstanding as of October 31, 2002, and assumes no exercises or terminations of stock options between that date and the expiration of the cash election period. To the extent options are exercised or canceled between that date and the expiration of the cash election period, or to the extent option holders do not elect such payment, the compensation charge would be reduced. In addition, the compensation charge would be based on the TRW Trading Price, which solely for purposes of arriving at this estimate, is assumed to be $60 per share. The amount of the compensation would be reduced to the extent the relevant average TRW stock price is below $60 per share and would be greater to the extent such average price is above $60 per share. TRW cannot predict what the TRW Trading Price will be and the use of that assumed price does not imply that the TRW Trading Price will be at or approximately $60.

Information Regarding TRW

TRW is required to file periodic reports, proxy statements and other information relating to TRW’s business, financial condition and other matters with the Securities and Exchange Commission. These reports, and other information filed with the SEC, are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. Copies

of such materials also may be obtained without charge at the SEC’s website at www.sec.gov and by mail upon request to the address specified in the preceding sentence, subject to payment of the SEC’s fees.

The SEC allows TRW to incorporate by reference documents filed with the SEC, which means that TRW can disclose important information by referring to other documents filed with the SEC. The following documents filed with the SEC are incorporated by reference into this document:

•	TRW’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed on March 4, 2002 and amended on April 1, 2002;

•	TRW’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 3, 2002;

•	TRW’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed on August 13, 2002;

•	TRW’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, as filed on November 6, 2002; and

•
TRW’s Current Reports on Form 8-K, as filed on January 31, 2002, February 20, 2002, February 22, 2002, February 27, 2002, March 4, 2002 (2 reports), March 13, 2002 (2 reports), March 25, 2002, April 15, 2002, April 17, 2002, May 17, 2002, July 1, 2002, September 3, 2002, October 1, 2002 and October 16, 2002.

If there is a material change in the information that we have provided you with respect to the cash election right, TRW will promptly notify you of the change in the information and will extend the expiration date for at least the minimum period required by law in such circumstances.

This document (and the notice letter, election form and the notice of cancellation of election form accompanying this document) constitute part of an Issuer Tender Offer Statement on Schedule TO filed by TRW with the SEC pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated hereunder. The Schedule TO and all exhibits thereto are incorporated by reference into this document.

Additional Information

If you have questions regarding the cash election right, or if you need additional copies of the election form or the other documents relating to the cash election right, please call Georgeson Shareholder Communications Inc. toll-free at (866) 454-5142.

TRW has not authorized any person other than Georgeson Shareholder Communications Inc. to give information, and has not authorized any person to make any representations regarding, the cash election right other than those contained in this document and the accompanying materials. Therefore, any information given or representations that may be made should not be relied upon as having been authorized by TRW. TRW has not retained any persons to solicit cash elections, and will not pay any fees or commissions to any persons, in connection with the cash election right.